AMENDED SCHEDULE A
to
First Amended Expense Limitation Agreement
For Ultimus Managers Trust
Dated April 21, 2014

Operating Expense Limits
Fund Name	Maximum Operating Expense Limit*	Expiration Date
Cincinnati Asset Management Funds: Broad Market Strategic Income Fund	0.65%	October 1, 2018

*	Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

The parties hereto have executed this Amended Schedule A as of April 20, 2015.

ULTIMUS MANAGERS TRUST		CINCINNATI ASSET MANAGEMENT, INC.

By:	/s/ David R. Carson	By:	/s/ William S. Sloneker
Name:	David R. Carson	Name:	William S. Sloneker
Title:	President	Title:	Chief Executive Officer